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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

KLM Cityhopper Orders Two Additional E190s

Paris, France, June 20, 2017 – Embraer announced today at the 52nd Paris International Air Show a firm order for two additional E190s for KLM Cityhopper, KLM’s European regional subsidiary. The firm order will be included in Embraer’s 2017 second-quarter backlog and have a list price of USD 101 million.

These new aircraft will join the existing 30 E190s and nine E175s flying with KLM Cityhopper. Deliveries for the newly ordered aircraft are scheduled for 2018. When KLM Cityhopper’s move to an all Embraer fleet is complete, the airline will have 49 E-Jets, the largest E-Jet fleet in Europe – 32 E190s and 17 E175s

“Our partnership with KLM Cityhopper is long and successful because we always strive to do better, and to offer our customers value beyond just the performance of our aircraft.” said Arjan Meijer, Chief Commercial Officer, Embraer Commercial Aviation. “Repeat orders from customers as prestigious as KLM Cityhopper must be celebrated, but also serve as a reminder to focus not just on aircraft manufacturing and technologies but on service and support. We’re also proud that the Netherlands, Embraer’s home base in Europe, is also the home of our largest European operator – KLM Cityhopper.”

Boet Kreiken, Managing Director of KLM Cityhopper:  “KLM Cityhopper’s 67 destinations will soon be served by an all-Embraer fleet. At present, 38 of our 47 aircraft, operating 105,000 flights annually, are already Embraers. Our regional operations provide communities with essential connectivity between Europe’s cities and the world beyond. Cityhopper is the key feeder airline for KLM’s long-haul services and those of our 18 codeshare partners, which means it is mission critical. The 2x2 cabin configuration and the on-time and technical performance of our E-Jet fleet are key reasons for partnering with Embraer.”

KLM Cityhopper started the process of replacing its fleet of venerable Fokker aircraft for E-Jets in 2008, in order to enhance the existing network and to permit the efficient development of new routes.

Embraer is the world’s leading manufacturer of commercial jets with up to 130+ seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,700 orders and over 1,300 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About KLM Cityhopper

KLM Cityhopper is Europe’s largest regional carrier. Each year, it operates more than 105,000 flights from Amsterdam Airport Schiphol to 67 European destinations. By the end of summer 2018, KLM Cityhopper’s fleet will consist entirely of Embraers, including 32 E190s and 17 E175s. This will give KLM the single largest Embraer fleet in Europe.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer